Exhibit 99.1

ASX Announcement September 12, 2023

Advanced Health Intelligence

Secures Funding via Convertible Loan Facility

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) wishes to advise shareholders that the Company has secured $1,500,000 in funding by way of a convertible loan facility, with the capacity to increase this amount to $5,000,000 under the facility.

The key terms of the convertible loan facility are set out below:

Maturity Date	24 months from the date of signing.

Interest	Interest accrues on the principal amount of the loans at a rate of 10% per annum (calculated daily) and is compounded quarterly in arrears.

Repayment	The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the Maturity Date.

Conversion

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares (Shares) in the Company, at the investor’s election, at a conversion price equal to A$0.30 per Share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35 (Floor Price), by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

Early repayment	At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

Security	The loans are unsecured. However, the Company will consider any reasonable request by the investors to be granted security to secure repayment of the loans and interest.

As outlined above, the Company has raised an initial amount of $1,500,000 under the converting loan facility from sophisticated and professional investors (none of whom are related parties of the Company). If this initial tranche of converting loans was converted into Shares, AHI would be required to issue 5,000,000 Shares to the investors (excluding interest), subject to receipt of prior shareholder approval in a general meeting. Concurrently, discussions are underway with other investors to complete the remaining balance of $3,500,000, which may be raised under the converting loan facility.

Upon the $5,000,000 being raised under the converting loan facility and on the assumption the entire converting loan facility was converting into Shares, AHI will be required to issue a total of 16,666,667 Shares (excluding interest). As noted above, any conversion of the converting loans into Shares is subject to prior shareholder approval in general meeting. As such, the Company will not be utilising any of its current placement capacity under Listing Rule 7.1 for issue of the equity securities on conversion of the converting loans.

The converted loan facility’s proceeds are intended to be applied towards the Company’s working capital requirements. An Appendix 3B is attached.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

ASX Announcement September 12, 2023

The Company has obtained legal advice from a suitably qualified and experienced lawyer that none of the features noted in section 5.9 of Guidance Note 21 are present with respect to the terms of the convertible loans, and that the terms of the convertible loans appear to be market standard.

This financing forms part of the Company’s strategy outlined in its Quarterly Report dated 31 July 2023 to close three funding proposals.

The Company’s Board of Directors is considering the other financing opportunities that were referred to in the Quarterly Report, including parties looking to participate in the balance of the convertible note round that was initially announced on 28 April 2023. AHI will keep shareholders informed as this round of fund-raising progresses.

The Company’s Board of Directors considers the terms of the convertible loans to be favourable to shareholders over other forms of capital raisings because:

●	the conversion price is at a premium to the current market trading price:

●	the deemed conversion price of the amounts advanced under the convertible loans is fixed, meaning that the maximum amount of shares that can be issued under the facility is known;

●	the convertible loans can be converted into shares over a 24-month period and no sooner than the earlier of 6 months following the advance of the convertible loan or the date that the share price trades above the Floor Price. This means that the convertible loan has no immediate dilutive effect on the Company’s shareholders;

●	the conversion of the loans to shares is subject to shareholder approval, meaning that shareholders will have the opportunity to approve this funding option;

●	the requirement for the Company to obtain shareholder approval prior to the conversion of the convertible loans allows AHI to retain its current placement capacity;

●	the Company has the option to redeem the convertible loan facility prior to its maturity, providing greater flexibility; and

●	the facility allows the Company to have access to the funds more quickly than a rights issue or an SPP, making these securities more favourable.

For more information, contact:

Simon Durack Chief Financial Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Limited E: admin@ahi.tech

The Board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

ASX Announcement September 12, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit:  www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

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